Exhibit No. 21

List Of Subsidiaries
Subsidiary	Jurisdiction of Organization

MEMC Electronic Materials (UK) Ltd.	United Kingdom
MEMC Electronic Materials France Sarl	France
MEMC Electronic Materials Sales, Sdn. Bhd.	Malaysia
MEMC Electronic Materials, GmbH	Germany
MEMC Electronic Materials, S.p.A.	Italy
MEMC Electronic Materials, Sdn. Bhd.	Malaysia
MEMC Holding B.V.	The Netherlands
MEMC Holdings Corporation	Delaware
MEMC International, Inc.	Delaware
MEMC Japan Ltd.	Japan
MEMC Korea Company	South Korea

MEMC Kulim Electronic Materials, Sdn. Bhd.	Malaysia
MEMC Pasadena, Inc.	Delaware
MEMC Southwest Inc.	Delaware
PlasmaSil, LLC	Delaware
SiBond, LLC	Delaware
* Taisil Electronic Materials Corporation	Taiwan

*: The inclusion of this entity on this Exhibit 21 does not constitute an admission by the Company that the Company "controls" this entity for purposes of the Federal Securities laws.